Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

Item 2.	Date of Material Change

May 13, 2019.

Item 3.	News Release

News Release dated May 14, 2019 was disseminated through CNW Group.

Item 4.	Summary of Material Change

The Company completed the acquisition of the lands, buildings and improvements leased by its subsidiary Eco Firma Farms, LLC and located at 24700 S. Mulino Road, Canby, Oregon.

Item 5.1	Full Description of Material Change

On May 13, 2019, the Company completed the acquisition of the lands, buildings and improvements leased by its subsidiary Eco Firma Farms, LLC and located at 24700 S. Mulino Road, Canby, Oregon. In consideration for the acquisition, the Company assumed a first mortgage balance of approximately US$511,000 and issued 3,983,886 common shares of the Company (each, a "C21 Share") at the deemed issue price of US$0.825 per C21 Share. The C21 Shares were issued subject to escrow for release in four consecutive monthly instalments of 25% each commencing on September 14, 2019.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Michael Kidd, Chief Financial Officer
Telephone: (604) 718-2800

Item 9.	Date of Report

May 22, 2019